

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Steve Carchedi
Chief Executive Officer and Director
Allarity Therapeutics, Inc.
210 Broadway, Suite 201
Cambridge, MA 02139

Re: Allarity Therapeutics, Inc.
Registration Statement on Form S-4
Exhibit Nos. 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 10.10, 10.12 and 10.13
Filed August 20, 2021
File No. 333-258968

Dear Mr. Carchedi:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance